UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 0-20850
Haggar Corp. (Exact name of registrant as specified in its charter)
6113 Lemmon Avenue Dallas, Texas 75209 (214) 352-8481 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Preferred Stock Purchase Rights, par value $.10 per share, registered on Form 8-A filed December 2, 1992, as amended by Form 8-A/A filed August 30, 2001 (the "Prior Rights").
(Title of each class of securities covered by this Form)
Common Stock, par value $.10 per share (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒
Approximate number of holders of record as of the certification or notice date.
Due to the expiration of the Prior Rights there are currently no holders of record of the Prior Rights, however, there are approximately 150 holders of record of the Common Stock.

        Pursuant to the requirements of the Securities Exchange Act of 1934, Haggar Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: October 22, 2002	By:	/s/ DAVID TEHLE
	Name:	David Tehle
	Title:	Executive Vice President and Chief Financial Officer